Exhibit 1

                    Asiacontent.com Announce Distribution to
                                  Shareholders

Hong Kong/New York, October 29, 2004 - Asiacontent.com, Ltd. (OTC BB: IASIZ.OB) (the "Company") today announced that it will make a second interim distribution to shareholders.

The Company will make a distribution of $0.28 per share to shareholders of record as of July 10, 2002, the date that the Company share register was closed upon the filing of the Plan of Dissolution. This amount represents approximately all of the currently estimated net assets of the Company available for distribution.

The Company is in the final stages of the liquidation process. One main issue relates to the needs to resolve some outstanding tax matters in respect of a subsidiary before it can be liquidated. We expect that all the residual matters of this subsidiary and other minor outstanding issues will be resolved within the next six months.

However, after paying the $0.28 per share distribution mentioned above, taking a necessary provision for potential tax liabilities and paying the liquidation expenses, we do not expect to realize a sufficient amount, if any, of positive net assets to justify a further distribution, therefore, we expect that the $0.28 per share distribution mentioned above will be the final distribution of the Company.

The distribution will be effected by the Bank of New York, the company's distribution agent, and is expected to take place on or about October 29, 2004.

We expect that our liquidation to be completed in approximately 6 months at which time we expect to deliver a final progress report to our shareholders concerning the liquidation.

As previously announced, the Company commenced voluntary winding up and liquidation on July 10, 2002.

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This release contains forward-looking statements with respect to the Company's liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the Company's plans of liquidation and dissolution, the timing and amount of payments to shareholders, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer


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to the Company's Annual Report on Form 20-F for the fiscal year ended December
31, 2001 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.


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